Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of our subsidiaries as of February 29, 2004, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	Jurisdiction

Americas
Red Hat, Inc.	Delaware
Red Hat Canada Limited	Ontario, Canada
Red Hat Professional Consulting, Inc.	Georgia
Red Hat Financial Holdings, Inc.	Delaware

Europe
Red Hat UK Limited	United Kingdom
Red Hat GmbH	Germany
Red Hat Ireland Limited	Ireland
Red Hat France SARL	France
Red Hat Italia S.p.A.	Italy
Red Hat S.L.	Spain

Asia-Pacific/Japan
Red Hat Asia-Pacific Pty. Ltd.	Australia
Red Hat Asia-Pacific Pte. Ltd.	Singapore
Red Hat KK	Japan
Red Hat India Private Ltd.	India